Solarfun Announces Shareholder Resolutions Adopted at Annual General Meeting

SHANGHAI, China, December 21, 2010 – Solarfun Power Holdings Co., Ltd. (“Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced the shareholder resolutions adopted at its annual general meeting of shareholders (“AGM”) held in Shanghai, China on December 20, 2010.

Solarfun’s shareholders adopted the following resolutions:

1.
As an ordinary resolution, that the appointment of Thomas J. Toy, as a director of the Company to continue to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

2.
As an ordinary resolution, that the appointment of Ernst Bütler, as a director of the Company to continue to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

3.
As an ordinary resolution, that the appointment of Yinzhang Gu, as a director of the Company to continue to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

4.
As an ordinary resolution, that the appointment of Ki-Joon Hong, as a director of the Company to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

5.
As an ordinary resolution, that the appointment of Dong Kwan Kim, as a director of the Company to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

6.
As an ordinary resolution, that the appointment of Wook Jin Yoon, as a director of the Company, to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

7.	As an ordinary resolution, that the issuance and sale by the Company at par value of 14,407,330 ordinary shares, with a par value of US$0.0001 each, to Hanwha Solar Holdings Co., Ltd. be approved.

8.	As an ordinary resolution, that the appointment of Ernst & Young Hua Ming as independent auditor of the Company for the year ending December 31, 2010 be approved.

9.	As a special resolution, that the name of the Company be changed from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.”.

About Solarfun
Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities.  Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets.  Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.  For more information, visit: www.solarfun-power.com.  SOLF-G

For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail:  paul.combs@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com